                                      Exhibit 99.1

Net Element Reports Third Quarter 2020 Financial Results

MIAMI, November 16, 2020 - Net Element, Inc. (NASDAQ: NETE) (“Net Element” or the “Company”), a global technology and value-added solutions group that supports electronic payments acceptance in a multi-channel environment including point-of-sale (“POS”), e-commerce and mobile devices, today reports its financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Financial Results:

●	Total transaction processing volume increased to $956.2 million, as compared to $953.7 million for the same comparable period in 2019.
●	Net revenues decreased to $16.7 million, as compared to $16.8 million for the same comparable period in 2019.
●	North American Transactions Solutions revenue increased to $16.07 million a slight increase from $15.59 million for the same comparable period
●	International Transaction Solutions revenue decreased to $0.67 million, as compared to $0.90 million for the same comparable period in 2019.
●	Operating expenses increased to $4.1 million, as compared to $3.6 million for the same comparable period.
●	Gross margin decreased to $2.2 million, as compared to $2.7 million for the same comparable period in 2019.

“We continue working diligently in an effort to finalize the Mullen merger for the benefit of our shareholders,” commented Oleg Firer, Executive Chairman of Net Element.

Results of Operations for the Three Months Ended September 30, 2020 Compared to the Three Months Ended September 30, 2019

The Company reported a net loss attributable to common stockholders of approximately $2.3 million or $0.52 per share loss for the three months ended Sept. 30, 2020 as compared to a net loss of approximately $1.0 million or $0.24 per share loss for the three months ended Sept. 30, 2019. The increase in net loss attributable to stockholders of approximately $1.3 million was primarily due to an increase in non- cash compensation of approximately $1.1 million and an increase in bad debt expense of approximately $200,000.

The following tables set forth the Company’s sources of revenues, cost of revenues and the respective gross margins for the three months ended Sept. 30, 2020 and 2019.

	Three		Three
	Months Ended		Months Ended		Increase /
Source of Revenues	September 30, 2020	Mix	September 30, 2019	Mix	(Decrease)
North American Transaction Solutions	$16,072,518	96.0%	$15,923,805	94.7%	$148,713
International Transaction Solutions	661,856	4.0%	895,881	5.3%	(234,025)
Total	$16,734,374	100.0%	$16,819,686	100.0%	$(85,312)

	Three		Three
	Months Ended	% of	Months Ended	% of	Increase /
Cost of Revenues	September 30, 2020	revenues	September 30, 2019	revenues	(Decrease)
North American Transaction Solutions	$14,083,449	87.6%	$13,414,334	84.2%	$669,115
International Transaction Solutions	476,741	72.0%	664,907	74.2%	(188,166)
Total	$14,560,190	87.0%	$14,079,241	83.7%	$480,949

	Three		Three
	Months Ended	% of	Months Ended	% of	Increase /
Gross Margin	September 30, 2020	revenues	September 30, 2019	revenues	(Decrease)
North American Transaction Solutions	$1,989,069	12.4%	$2,509,471	15.8%	$(520,402)
International Transaction Solutions	185,115	28.0%	230,974	25.8%	(45,859)
Total	$2,174,184	13.0%	$2,740,445	16.3%	$(566,261)

	Nine		Nine
	Months Ended		Months Ended		Increase /
Source of Revenues	September 30, 2020	Mix	September 30, 2019	Mix	(Decrease)
North American Transaction Solutions	$44,204,134	95.5%	$46,025,308	95.2%	$(1,821,174)
International Transaction Solutions	2,086,415	4.5%	2,328,871	4.8%	(242,456)
Total	$46,290,549	100.0%	$48,354,179	100.0%	$(2,063,630)
	Nine		Nine
	Months Ended	% of	Months Ended	% of	Increase /
Cost of Revenues	September 30, 2020	revenues	September 30, 2019	revenues	(Decrease)
North American Transaction Solutions	$37,923,749	85.8%	$38,627,147	83.9%	$(703,398)
International Transaction Solutions	1,473,635	70.6%	1,613,607	69.3%	(139,972)
Total	$39,397,384	85.1%	$40,240,754	83.2%	$(843,370)
	Nine		Nine
	Months Ended	% of	Months Ended	% of	Increase /
Gross Margin	September 30, 2020	revenues	September 30, 2019	revenues	(Decrease)
North American Transaction Solutions	$6,280,385	14.2%	$7,398,161	16.1%	$(1,117,776)
International Transaction Solutions	612,780	29.4%	715,264	30.7%	(102,484)
Total	$6,893,165	14.9%	$8,113,425	16.8%	$(1,220,260)

Net revenues consist primarily of service fees from transaction processing. Net revenues were approximately $16.8 million for the three months ended Sept. 30, 2020 and 2019.

Cost of revenues represents direct costs of generating revenues, including commissions, mobile operator fees, interchange expense, processing, and non-processing fees. Cost of revenues for the three months ended Sept. 30, 2020 were approximately $14.6 million as compared to approximately $14.1 million for the three months ended Sept. 30, 2019.

The gross margin for the three months ended Sept. 30, 2020 was approximately $2.2 million, or 13.0% of net revenues, as compared to approximately $2.7 million, or 16.3% of net revenues, for the three months ended Sept. 30, 2019. The primary reason for the decrease in the overall gross margin percentage was primarily the result of the competitive pressure in our industry, relating to costs that can be passed through to our merchants.

Operating Expenses Analysis:

Operating expenses were approximately $4.1 million for the three months ended Sept. 30, 2020, as compared to $3.6 million for the three months ended Sept. 30, 2019. Operating expenses for the three months ended Sept. 30, 2020, primarily consisted of selling, general and administrative expenses of approximately $1.6 million, non-cash compensation of approximately $1.1 million, bad debt expense of approximately $600,000, and depreciation and amortization expense of approximately $750,000. Operating expenses for the three months ended Sept. 30, 2019, primarily consisted of selling, general and administrative expenses of approximately $2.4 million, bad debt expense of approximately $400,000, and depreciation and amortization expenses of approximately $750,000. The increase in operating expenses was primarily related to the non-cash compensation with a corresponding decrease in selling, general, and administrative expenses due to the reduction of the labor force and the compensation of certain employees and executives of the Company, as compared to the previous corresponding quarter.

The components of the Company’s selling, general and administrative expenses are reflected in the tables below.

Selling, general and administrative expenses for the three months ended Sept. 30, 2020 and 2019 consisted of operating expenses not otherwise delineated in the Company’s Condensed Consolidated Statements of Operations and Comprehensive Loss, as follows:

Three months ended September 30, 2020

Category	North American Transaction Solutions	International Transaction Solutions	Corporate Expenses & Eliminations	Total
Salaries, benefits, taxes and contractor payments	$563,948	$95,254	$84,688	$743,890
Professional fees	91,468	29,523	251,262	372,253
Rent	16,664	16,183	10,568	43,415
Business development	42,198	2,500	2,929	47,627
Travel expense	1,306	12,396	39,506	53,208
Filing fees	-	-	18,916	18,916
Transaction gains	-	12,641	-	12,641
Office expenses	65,208	2,961	18,091	86,260
Communications expenses	33,387	32,210	25,707	91,304
Insurance expense	-	-	46,772	46,772
Other expenses	2,561	2,065	126,684	131,310
Total	$816,740	$205,733	$625,123	$1,647,596

Three months ended September 30, 2019

Category	North American Transaction Solutions	International Transaction Solutions	Corporate Expenses & Eliminations	Total
Salaries, benefits, taxes and contractor payments	$304,391	$124,921	$729,426	$1,158,738
Professional fees	125,713	58,478	486,984	671,175
Rent	-	23,048	51,795	74,843
Business development	75,414	540	18,707	94,661
Travel expense	36,337	10,553	18,466	65,356
Filing fees	-	-	37,213	37,213
Transaction losses	-	7,169	-	7,169
Office expenses	91,051	4,460	12,093	107,604
Communications expenses	39,530	61,428	17,710	118,668
Insurance expense	-	-	42,418	42,418
Other expenses	15,073	1,672	4,196	20,941
Total	$687,509	$292,269	$1,419,008	$2,398,786

Variance

Category	North American Transaction Solutions	International Transaction Solutions	Corporate Expenses & Eliminations	Total
Salaries, benefits, taxes and contractor payments	$259,557	$(29,667)	$(644,738)	$(414,848)
Professional fees	(34,245)	(28,955)	(235,722)	(298,922)
Rent	16,664	(6,865)	(41,227)	(31,428)
Business development	(33,216)	1,960	(15,778)	(47,034)
Travel expense	(35,031)	1,843	21,040	(12,148)
Filing fees	-	-	(18,297)	(18,297)
Transaction gains	-	5,472	-	5,472
Office expenses	(25,843)	(1,499)	5,998	(21,344)
Communications expenses	(6,143)	(29,218)	7,997	(27,364)
Insurance expense	-	-	4,354	4,354
Other (income) expenses	(12,512)	393	122,488	110,369
Total	$129,231	$(86,536)	$(793,885)	$(751,190)

Nine months ended September 30, 2020

Category	North American Transaction Solutions	International Transaction Solutions	Corporate Expenses & Eliminations	Total
Salaries, benefits, taxes and contractor payments	$1,649,488	$300,221	$753,983	$2,703,692
Professional fees	253,046	117,951	748,210	1,119,207
Rent	34,307	46,341	102,076	182,724
Business development	153,547	2,517	8,836	164,900
Travel expense	6,615	46,892	135,032	188,539
Filing fees	-	-	56,254	56,254
Transaction gains	-	89,140	-	89,140
Office expenses	184,692	13,688	63,065	261,445
Communications expenses	122,158	121,574	61,578	305,310
Insurance expense	-	-	127,457	127,457
Other expenses	2,990	4,168	142,991	150,149
Total	$2,406,843	$742,492	$2,199,482	$5,348,817

Nine months ended September 30, 2019

Category	North American Transaction Solutions	International Transaction Solutions	Corporate Expenses & Eliminations	Total
Salaries, benefits, taxes and contractor payments	$926,868	$400,943	$2,294,391	$3,622,202
Professional fees	400,058	186,440	1,334,367	1,920,865
Rent	-	57,144	157,086	214,230
Business development	168,582	1,655	28,821	199,058
Travel expense	95,984	24,038	83,833	203,855
Filing fees	-	-	78,125	78,125
Transaction losses	-	(36,923)	-	(36,923)
Office expenses	249,232	14,485	38,406	302,123
Communications expenses	119,233	158,495	59,584	337,312
Insurance expense	-	-	112,932	112,932
Other expenses	12,639	7,610	108,693	128,942
Total	$1,972,596	$813,887	$4,296,238	$7,082,721

Variance

Category	North American Transaction Solutions	International Transaction Solutions	Corporate Expenses & Eliminations	Total
Salaries, benefits, taxes and contractor payments	$722,620	$(100,722)	$(1,540,408)	$(918,510)
Professional fees	(147,012)	(68,489)	(586,157)	(801,658)
Rent	34,307	(10,803)	(55,010)	(31,506)
Business development	(15,035)	862	(19,985)	(34,158)
Travel expense	(89,369)	22,854	51,199	(15,316)
Filing fees	-	-	(21,871)	(21,871)
Transaction gains	-	126,063	-	126,063
Office expenses	(64,540)	(797)	24,659	(40,678)
Communications expenses	2,925	(36,921)	1,994	(32,002)
Insurance expense	-	-	14,525	14,525
Other (income) expenses	(9,649)	(3,442)	34,298	21,207
Total	$434,247	$(71,395)	$(2,096,756)	$(1,733,904)

Salaries, benefits, taxes and contractor payments decreased by approximately $0.4 million on a consolidated basis for the three months ended Sept. 30, 2020 as compared to the three months ended Sept. 30, 2019. This was primarily due to necessary reductions in staffing and the reduction of compensation of certain employees and executives of the Company, due to the effects of the COVID-19 pandemic on Net Element’s operations.

Reconciliation of Non-GAAP Financial Measures and Regulation G Disclosure

To supplement its consolidated financial statements presented in accordance with United States generally accepted accounting principles (“GAAP”), the Company provides additional measures of its operating results by disclosing its adjusted net loss attributable to Net Element, Inc. stockholders. Adjusted net loss attributable to Net Element stockholders is calculated as net loss attributable to Net Element stockholders excluding non-cash share-based compensation. The Company discloses this amount on an aggregate and per-share basis. These measures meet the definition of non-GAAP financial measures. The Company believes that application of these non-GAAP financial measures is appropriate to enhance the understanding of the Company’s investors regarding its historical performance through the use of a metric that seeks to normalize period-to-period earnings. A reconciliation of these non-GAAP financial measures with the comparable financial measures calculated in accordance with GAAP for the quarter ended Sept. 30, 2020, and Sept. 30, 2019, is presented in the following tables.

	GAAP	Share-based Compensation	Adjusted Non-GAAP
Three Months Ended September 30, 2020
Net loss attributable to Net Element Inc stockholders	$ (2,329,570)	$ 1,089,113	$ (1,240,457)
Basic and diluted earnings per share	$ (0.52)	$ 0.24	$ (0.28)
Basic and diluted shares used in computing earnings per share	4,498,510		4,498,510
Three Months Ended September 30, 2019
Net loss attributable to Net Element Inc stockholders	$ (1,010,627)	$ 15,008	$ (995,619)
Basic and diluted earnings per share	$ (0.24)	-	$ (0.24)
Basic and diluted shares used in computing earnings per share	4,152,433		4,152,433

	GAAP	Share-based Compensation	Adjusted Non-GAAP
Nine Months Ended September 30, 2020
Net loss attributable to Net Element Inc stockholders	$ (4,021,057)	$ 1,135,013	$ (2,886,044)
Basic and diluted earnings per share	$ (0.94)	$ 0.27	$ (0.67)
Basic and diluted shares used in computing earnings per share	4,264,624		4,264,624
Nine Months Ended September 30, 2019
Net loss attributable to Net Element Inc stockholders	$ (3,668,921)	$ 2,035,855	$ (1,633,066)
Basic and diluted earnings per share	$ (0.91)	$ 0.50	$ (0.41)
Basic and diluted shares used in computing earnings per share	4,033,521		4,033,521

Use of Non-GAAP Financial Measures

Non-GAAP measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP measures exclude significant expenses that are required by GAAP to be recorded in the Company's financial statements and are subject to inherent limitations.

About Net Element

Net Element, Inc. (NASDAQ: NETE) operates a payments-as-a-service transactional and value-added services platform for small to medium enterprise ("SME") in the U.S. and selected emerging markets. On August 5th, 2020, Net Element announced the execution of a definitive agreement (the “Merger Agreement”) to merge with privately-held Mullen Technologies, Inc. (“Mullen”), a Southern California-based electric vehicle company in a stock-for-stock reverse merger in which Mullen’s stockholders will receive a majority of the outstanding stock in the post-merger company (the “contemplated merger”). That contemplated merger is subject to customary closing conditions, regulatory approvals and shareholder approval for both companies.

Additional Information and Where to Find It

In connection with the contemplated merger, Net Element plans to file with the U.S. Securities and Exchange Commission (the “SEC”) proxy statement on Schedule 14A (the “Proxy Statement”), the registration statement on Form S-4, as well as other relevant materials regarding the contemplated merger. Following the filing of the definitive Proxy Statement and the registration statement on Form S-4 with the SEC, Net Element will provide access to the definitive Proxy Statement, a proxy card and the registration statement on Form S-4 to each stockholder entitled to vote at the special meeting relating to the contemplated merger and the transactions contemplated in the Merger Agreement requiring the Net Element’s stockholders’ approval. Net Element stockholders are urged to carefully read the Proxy Statement, the registration statement on Form S-4 and other materials relating to the contemplated merger (and any amendments or supplements thereto) and any other relevant documents filed with the SEC when they become available because they will contain important information. The definitive proxy statement, the preliminary proxy statement, the registration statement on Form S-4 and other relevant materials regarding the contemplated merger (when they become available), and any other documents filed by Net Element with the SEC, may be obtained free of charge at the SEC’s website (http://www.sec.gov) or at the Company’s website (http://www.netelement.com).

Forward-Looking Statements

Securities Exchange Act of 1934, as amended. Any statements contained in this press release that are not statements of historical fact may be deemed forward-looking statements. Words such as "continue," "will," "may," "could," "should," "expect," "expected," "plans," "intend," "anticipate," "believe," "estimate," "predict," "potential," and similar expressions are intended to identify such forward-looking statements. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, many of which are generally outside the control of Net Element and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to what the ultimate impact of the COVID-19 pandemic will have on the Company and its  operations, whether the proposed merger with Mullen will be consummated, including the receipt and timing of required approvals and satisfaction of other conditions to the closing of the proposed merger and the related transactions contemplated in the merger agreement, whether the Company will achieve growth or achieve its goals and when the Company will reach profitability. Additional examples of such risks and uncertainties include, but are not limited to (i) Net Element's ability (or inability) to obtain additional financing in sufficient amounts or on acceptable terms when needed; (ii) Net Element's ability to maintain existing, and secure additional, contracts with users of its payment processing services; (iii) Net Element's ability to successfully expand in existing markets and enter new markets; (iv) Net Element's ability to successfully manage and integrate any acquisitions of businesses, solutions or technologies; (v) unanticipated operating costs, transaction costs and actual or contingent liabilities; (vi) the ability to attract and retain qualified employees and key personnel; (vii) adverse effects of increased competition on Net Element's business; (viii) changes in government licensing and regulation that may adversely affect Net Element's business; (ix) the risk that changes in consumer behavior could adversely affect Net Element's business; (x) Net Element's ability to protect its intellectual property; (xi) local, industry and general business and economic conditions; and (xii) adverse effects of potentially deteriorating U.S.-Russia relations, including, without limitation, over a conflict related to Ukraine, including a risk of further U.S. government sanctions or other legal restrictions on U.S. businesses doing business in Russia. Additional factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements can be found in the most recent annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K filed by Net Element with the Securities and Exchange Commission. Net Element anticipates that subsequent events and developments may cause its plans, intentions and expectations to change. Net Element assumes no obligation, and it specifically disclaims any intention or obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.  Forward-looking statements speak only as of the date they are made and should not be relied upon as representing the Company’s plans and expectations as of any subsequent date.

Contact:

Net Element, Inc.

Tel. +1 (786) 923-0502

Media@NetElement.com www.netelement.com